Mail Stop 6010

September 23, 2008

Steve Swift
President
WellQuest Medical & Wellness Corporation
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

>   **Re: WellQuest Medical & Wellness Corporation**
>   **Registration Statement on Form S-1/A**
>   **Filed September 9, 2008**
>   **File No. 333-149260**

Dear Mr. Swift:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1 and that you did not file a copy of your amendment to your certificate of incorporation that you discuss on page F-19. Please file a copy of the amendment as an exhibit to the registration statement.

Table of Contents

2. We reissue prior comment 4. Please revise your disclosure to delete the entire disclaimer regarding market and industry data and forecasts or revise your

disclosure to state that you are responsible for the statistical information included in the prospectus.

Prospectus Summary, page 1

The Offering, page 2

3. You state that the series A convertible preferred stock outstanding may be converted into 13,472,250 shares of common stock (page 2), 9,360,000 shares of common stock (page 11) and that there are 37,440 series A shares outstanding, which based on the current conversion price disclosed on page 39 is equivalent to 9,243,520 shares of common stock (page F-20). Please revise your disclosure to remove these inconsistencies.

4. You also state that the outstanding convertible debentures may be converted into 843,750 shares of common stock (page 2) and 4,956,000 shares of "Class A" preferred stock (pages 11, 40 and F-14). Please revise to remove this inconsistency.

5. In addition, please clarify whether you have a separate "Class A" preferred stock, or whether your disclosure on pages 40 and F-14 intended to reference to your series A preferred stock. If you do have a separate "Class A" preferred stock, please revise your disclosure to disclose the voting rights, conversion rights, dividend rights and other materials terms, rights and preferences of this stock. Alternatively, if the outstanding convertible debentures are convertible into series A preferred stock, please disclose the number of shares of common stock which those shares will be convertible into. For example, based on your disclosure on pages 39 and 40, it appears that 4,956,000 shares of series A preferred stock would be convertible into approximately 1,223,581,333 shares of common stock. Please revise your disclosure accordingly.

6. We note that you disclose on page F-19 that your 2008 stock plan authorizes 5,000,000 shares of your common stock and that you have granted options to purchase 500,000 shares. Please revise your disclosure in footnote 1 and on page 40 to disclose this option grant.

Risk Factors, page 3

Risks Relating to Our Common Stock, page 10

"The issuance of shares upon conversion of our series A convertible preferred stock and convertible notes…" page 11

7. We are reissuing prior comment 13. Despite the fact you indicated in your response that you revised your risk factor, we note you did not actually revise your risk factor. Please revise your risk factor to disclose the risk of suffering substantial dilution if the conversion price of your series A preferred stock resets upon the company's issuance of securities at lower than the $0.09 per share initial conversion price.

Business, page 24

Future Development, page 30

8. We note in your response to prior comment 18 you disclose that since April 2008, days sales outstanding have decreased significantly. Please quantify this decrease.

Management, page 33

9. We are reissuing in part prior comment 20. It appears that the independence standards which you are using, the Marketplace Rules of The NASDAQ Stock Market, contain independence requirements for the committees of the board. Pursuant to Item 407(a) of Regulation S-K, please identify each member that is not independent under such committee independence standards. See pages 171-172 of SEC Release 33-8732A dated August 29, 2006. Please revise accordingly.

Balance Sheet, page F-3

10. It appears that there are insufficient authorized shares of preferred stock to account for a potential conversion of the subordinated convertible debentures disclosed in Note 5. Long-Term Debt. Please disclose how the debt holder can exercise the conversion option if there are not sufficient preferred shares or further advise us.

Note 1. Organization and Business Description and Management's Plans, page F-7

Principles of Consolidation, page F-7

11. We acknowledge your response to our prior comment 25. Based on your disclosures, from all proceeds received from Northwest Arkansas Primary Care Physicians (NWACP) you pay all compensation for the employees of NWACP and all expenses associated with the conduct of the practice. You then receive a monthly management fee of 7.5% from the NWACP revenue after all loans and interest are paid. You also receive "a performance bonus as a share of any practice operating profits after physician compensation and all practice operating expenses are paid." Please disclose what happens to the remaining share of operating profits after your performance bonus is paid, who receives it, how it is accounted for and where it is recorded.

Note 2. Summary of Significant Accounting Policies, page F-8

Share-Based Payment, page F-11

12. We acknowledge your response to our prior comment 26. Since $45,000 of compensation expense was attributed to the 506,250 shares issued to Mr. Rice in November 2007, it appears that $1,626 was recorded relating to the other 2.5 million shares that were issued in October 2007, representing a value of $.00065 per share. We do not believe that it is reasonable for a large number of shares to be issued at immaterial fair value when shares were issued one month later at a fair value of $.09 per share, for which the value is corroborated by the concurrent private placement. Accordingly, it would appear that the financial statements should be revised to value the 2.5 million shares at $.09 per share, or $225,000, rather than $1,626. Please advise and revise the financial statements as appropriate.

Note 5. Long-Term Debt, page F-13

13. You disclose that you issued subordinated convertible debentures with detachable warrants at various times during 2006 and 2007. Please disclose each issuance of convertible debt with detachable warrants issued during 2007 and 2006. In your disclosures please include the issuance dates, the amount of debt incurred in each issuance, and the values assigned to the warrants in each issuance. Please ensure that your disclosures reconcile to the financial statements and notes accordingly.

14. We acknowledge your response to our prior comment 29. We continue to believe that there is a beneficial conversion feature that you are required to account for in accordance with EITF 00-27. We do not understand the relevance of your statement that "the embedded conversion instrument was deemed non beneficial

to the holder since they cannot both convert the debenture and exercise the warrant." Please tell us the specific accounting literature that supports your conclusion that this contractual provision eliminates the requirement to account for the beneficial conversion feature. Otherwise, the value of the beneficial conversion feature should be determined by first calculating the effective conversion price, then the intrinsic value of the conversion option as set forth in paragraph 7 of EITF 00-27. It appears that the effective conversion price would be less than the conversion price of $.09 a share resulting in a beneficial conversion feature. Please provide us with a detailed analysis following each step in paragraphs 6–7 of EITF 00-27 (starting with the fair values assigned to the debenture and warrants) for how you evaluated this instrument, and revise the financial statements as appropriate.

Note 8. Common Stock, page F-17

15. Please provide us with information supporting how you calculated the amount of shares of common stock reserved for future issuance. Clarify the amount of each class of convertible security that is currently outstanding (e.g. – convertible debentures, Series A preferred stock, etc), whether each security is convertible into preferred stock or common stock (or both), the conversion rate after adjustment for any stock splits, and any supporting calculations and assumptions. For example, if the subordinated convertible debentures are convertible into Class A preferred stock as indicated by your disclosure on page F-14, please tell us whether the 4,956,000 shares of common stock shown on page F-17 assume the conversion of the debentures into Class A preferred stock and then the conversion of the Class A preferred stock into common stock. Alternatively, if the Class A preferred stock is convertible directly into common stock, revise your disclosure to indicate this. Note that if a class of security is convertible into more than one type of security, your disclosure should reflect the highest number of shares of common stock that the security can be converted into.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
     James M. Turner, Esq.
     Sichenzia Ross Friedman Ference LLP
     61 Broadway, 32nd Flr.
     New York, New York 10006